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                               WIDERTHAN CO., LTD.
                              17F, K1 REIT Building
                      463, Chungjeong-Ro 3-Ga, Seodaemun-gu
                              Seoul, 120-709, Korea


                                                                December 6, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
U.S.A.


     Re:   WiderThan Co., Ltd.
           Registration Statement on Form F-1
           Securities and Exchange Commission File No. 333-129806


Ladies and Gentlemen:

     In accordance with Rule 461 under the U.S. Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned registration statement be accelerated so that it shall become effective at 5:00 PM EST, on Thursday, December 8, 2005, or as soon thereafter as practicable.

     We acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        Very truly yours,

                                        WiderThan Co., Ltd.



                                        By:  /s/ Sang Jun Park
                                             Name:  Sang Jun Park
                                             Title: Chief Executive Officer and
                                                    Representative Director